E.B.

SE

19006122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-53650~~ 8-66262

SEC Mail Processing
FEB 28 2019
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OPES BESPOKE SECURITIES LLC
Corporate Development Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

589 8TH AVENUE
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS A ALMERINI — 908-231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STOCKMAN KAST RYAN & CO., LLP
(Name – *if individual, state last, first, middle name*)

102 N. CASCADE AVENUE	COLORADO SPRINGS	CO	80903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROXANNE CAMPBELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OPES BESPOKE SECURITIES LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER JIMENEZ
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Westchester County
01JI6369016
MY COMMISSION EXPIRES 12/26/2021

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2018

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018
TABLE OF CONTENTS

skr+co
STOCKMAN KAST RYAN + COMPANY

102 N. Cascade Avenue, Suite 400
Colorado Springs, CO 80903
T: 719.630.1186
F: 719.630.1187
skrco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Opes Bespoke Securities LLC (f/k/a Corporate Development Capital, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Opes Bespoke Securities LLC (f/k/a Corporate Development Capital, LLC) (the Company) as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the

financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Information Relating to Possession or Control Requirements and Computation of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since December 10, 2013.

Stockman Kast Ryan & Co, LLP

Colorado Springs, Colorado
February 26, 2019

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		
CURRENT ASSETS		
Cash in bank	$	-
Note receivable		85,714
TOTAL ASSETS	$	85,714
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Balance due in FINRA CRD account	$	79
MEMBER'S EQUITY		85,635
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	85,714

The accompanying notes are an integral part of these financial statements.

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE		
Consulting income	$	40,305
Other income		2,212
Total revenues		42,517
OPERATING EXPENSES		
Employee compensation and benefits		39,128
Regulatory fees		7,360
Professional services		2,060
Technology, data, and other expenses		667
Total expenses		49,215
Net (loss)	$	(6,698)

The accompanying notes are an integral part of these financial statements.

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

MEMBERS' EQUITY, January 1, 2018	$	8,743
Net (loss)		(6,698)
Members' contributions		90,314
Members' distributions		(6,724)
MEMBER'S EQUITY, December 31, 2018	$	85,635

The accompanying notes are an integral part of these financial statements.

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES	
Net (loss)	$ (6,698)
Adjustments to reconcile net loss	
to net cash used by operations:	
Decrease in FINRA CRD account	80
Net cash used by operating activities	(6,618)
FINANCING ACITIVITIES	
Members' capital contributions	4,600
Members' capital distributions	(6,724)
	(2,124)
NET DECREASE IN CASH	(8,742)
CASH AT BEGINNING OF YEAR	8,742
CASH AT END OF YEAR	$ -
NON-CASH INVESTING AND FINANCING ACTIVITY	
Contribution of note receivable to Company	$ 85,714

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Opes Bespoke Securities LLC (the Company) was organized in the State of Colorado on July 29, 2003 and operated as Corporate Development Capital, LLC through December 31, 2018. The founding members sold the Company to its new member (the "New Member") on October 1, 2018. In January 2019, the name of the Company was changed to Opes Bespoke Securities LLC.

The Company, now located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

2. SUMMARY OF ACCOUNTING POLICIES

Accounting policies followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-9, Revenue from Contracts with Customers (Topic 606) to clarify the principles of recognizing revenue. Under ASU 2014-9, revenue is recognized when a customer obtains control of promised goods or services and is recognized at an amount that reflects the consideration expected to be received in exchange for such goods or services. In addition, ASU 2014-09 requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Commissions are recorded on the transaction date reported by the escrow agent firm through submitted closing agreements or when received by the Company.

Commitments, Contingencies and Guarantees

None.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company's members are allocated their proportionate share of the Company's taxable income or loss for inclusion in their respective income tax returns. Therefore, no provision or liability for Federal or state income taxes has been included in the financial statements

The Company believes that it does not have any uncertain tax positions that are material to the financial statements. Tax years that remain subject to examination include 2015 through the current period.

Concentrations

The company specialized in sales of private placement of securities and merger and divestiture advisory services. It did not make markets in securities. During 2018, the Company had two customers that accounted for 100% of the Company's consulting revenue.

3. NOTE RECEIVABLE

The New Member contributed a note receivable from Park Street Ventures (the "Note") with a face value of $90,000 to the Company. Park Street Ventures is a Florida limited liability company affiliated with the New Member and shares personnel and office space with the Company. The Note is non-interest bearing, becomes due and payable on December 31, 2019, and is partially secured by collateral having a stated value of $78,000. The note is carried at fair value, which was $85,714 at December 31, 2018.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had a net capital deficit of $79, which was $5,079 below its required net capital of $5,000. The Company conducted no securities business during the time it had a net capital deficiency. Additional capital was contributed during the month of January 2019; at January 31, 2019, the Company had net capital of $6,600,

which was $1,600 more than its required net capital of $5,000.

5. POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities and therefore is exempt from the possession and control requirements under SEC Rule 15c-3-3(k)(2)(i).

6. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 26, 2019, the date its financial statements were available to be issued. The Company did not identify any other material subsequent events requiring adjustment to or disclosure in its financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE I

OPES BESPOKE SECURITIES LLC

(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL		$ 85,635
DEDUCTIONS AND/OR CHARGES		
Nonallowable assets:		
Note receivable	$ 85,714	
Fixed Assets	-	
Accounts receivable - other	-	
Other Charges	-	
Haircuts	-	
Undue Concentration	-	85,714
NET CAPITAL		$ (79)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required as a percentage of aggregate indebtedness		5
Minimum dollar net capital requirement of reporting broker dealer		5,000
Net capital requirement		5,000
Net capital (deficit)		$ (5,079)
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness		$ 79
Percentage of aggregate indebtedness to net capital		-100.00%
RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S FOCUS REPORT (PART IIA OF FORM X-17A-5) AS OF DECEMBER 31, 2018:		
Computation of Net Capital reported on FOCUS IIA as of December 31, 2018		$ (79)
Adjustments:		
Change in Equity (Adjustments)		(4,286)
Change in Non-Allowable Assets		4,286
Net Capital Computation Per Audit		$ (79)
Reconciled Difference		$ -

skr+co
STOCKMAN KAST RYAN + COMPANY

102 N. Cascade Avenue, Suite 400
Colorado Springs, CO 80903
T: 719.630.1186
F: 719.630.1187
skrco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Opes Bespoke Securities LLC (f/k/a Corporate Development Capital, LLC)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Opes Bespoke Securities LLC (f/k/a Corporate Development Capital, LLC) (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) the Company stated that Opes Bespoke Securities LLC (f/k/a Corporate Development Capital, LLC) met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Corporate Development Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stockman Kast Ryan & Co, LLP

Colorado Springs, Colorado
February 26, 2019

SCHEDULE II

OPES BESPOKE SECURITIES LLC

(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company has claimed exemption from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i) of that rule.

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2018

Opes Bespoke Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17C.F.R. § 240.15c3-3 *(k)* (2) (i).

Opes Bespoke Securities LLC

I, Roxanne Campbell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: R Campbell

Roxanne Campbell
Managing Director

February 25, 2019